

10026714

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8- 50313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2009 _____ AND ENDING _____ December 31, 2009
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Bent Creek Drive
(No. and Street)

Woodstock	Georgia	30189
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Preston Spears   (770) 655-8069
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
          Debasish Banerjee, CPA
                    (Name – if individual, state last, first, middle name)

6301 Owensmouth Avenue,	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Robert Wilson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Taylor Capital Management, Inc._____, as of _____December 31_____, 20__09__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____ Robert Wilson
Signature

_____President_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: dave@davebanerjee.com • *Web: www.DaveBanerjee.com*

Report of Independent Registered Public Accounting Firm

Board of Directors
Taylor Capital Management, Inc.
Woodstock, Georgia

We have audited the accompanying statement of financial condition of Taylor Capital Management, Inc. as of December 31, 2009 and the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Taylor Capital Management, Inc. for the year ended December 31, 2008. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the year ended December 31, 2009, is based solely on the report of the auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Capital Management, Inc. as of December 31, 2009 and the results of its operations, stockholders' equity (deficit) and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA An Accountancy Corporation
Woodland Hills, California
February 24, 2010

2

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents (Note 1)	$ 20,310
Total assets	$ 20,310

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:

Current liabilities	$ 2,750
Total liabilities	$ 2,750

Stockholders' equity (Notes 4 and 5)

Common stock	500
Paid in Capital	638,726
Retained earnings (Deficit)	(621,666)
Total stockholders' equity	17,560
Total liabilities and stockholders' equity	$ 20,310

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Income
For the year ended December 31, 2009

EXPENSES:

Operating expenses	$	18,629
Total expenses		18,629
NET LOSS BEFORE PROVISION FOR INCOME TAXES		18,629
Provision for income taxes (Note 3)		(250)
NET LOSS	$	18,879

The accompanying notes are an integral part of these financial statements

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2009

	Capital Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance January 1, 2008	$ 500	$ 610,508	$ (602,787)	$ 8,221
Contributions		28,218		
Net loss			(18,879)	(18,879)
Ending balance December 31, 2009	$ 500	$ 638,726	$ (621,666)	$ 17,560

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (18,879)
Depreciation	
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in:	
Accounts payable	2,750
Decrease in prepaid expense	1,145
Total adjustments	3,895
Net cash used in operating activities	(14,984)
Cash flows from financing activities	
Paid in capital	28,218
Net cash used in financing activities	28,218
Increase in cash	13,234
Cash - beginning of year	7,076
Cash - end of period	$ 20,310

Supplemental disclosure of cash flow information

Notes to Financial Statements
December 31, 2009

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents"

The Company has incurred cumulative losses of approximately $621,666 since inception and reported a net loss for the year ended December 31, 2009. In order to further its operation and develop its products, the Company will require additional financing until such time that revenue streams are of sufficient volume to generate positive cash flow from operations. Possible sources of funds are strategic alliances, additional equity offerings, grants and contracts, and sources of debt funding from third parties. Management intends to raise additional capital and remains committed to taking all appropriate and necessary actions to effect timely cost reductions and cash preservation measures in the event anticipated revenue and cash flow expectations are not substantially met.

Note 2: SECURITIES OWNED

As of the balance sheet date the company does not own any corporate stocks or debt instruments. Marketable securities consist of mutual funds stated at fair market value.

Note 3: INCOME TAXEX

The Income Tax Provision consists of the following:

State $250

Note 4: NET CAPITAL REQUIREMENTS

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the company had net capital and net capital requirements of approximately $7,076 and $5,000 respectively. The Company's net capital ration was 1.4 to 1.

TAYLOR CAPITAL MANAGEMENT, INC.

Notes to Financial Statements
December 31, 2009

Note 5: CAPITAL STOCK AND STOCK OPTIONS

The Company received additional paid in capital aggregating approximately $28,218 in 2009 from its sole shareholder.

The authorized issued and outstanding shares of capital stock at December 31, 2008 were as follows:
Common stock, $.10 par value: 5,000 shares authorized, issued and outstanding.

Note 6: FINANCIAL INSTRUMENTS WITH OFF – BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2009

	Focus 12/31/09	Audit 12/31/09	Change	Note
Stockholder's equity, December 31, 2009	$ 20,310	$ 17,560	$ 2,750	(3)
Subtract - Non allowable assets:	-	-	-	
Tentative net capital	20,310	17,560	(2,750)	(3)
Haircuts:	-	-	-	
NET CAPITAL	20,310	17,560	2,750	(3)
Minimum net capital	5,000	5,000	-	
Excess net capital	$15,310	$12,560	$2,750	(3)
Aggregate indebtedness	-	2,750	2,750	
Ratio of aggregate indebtedness to net capital	0.0%	15.6%		

Audit differences:
1- Accrue of audit fees — $2,500
2- Accrue state tax — 250

3- Total Adjustment — $2,750

TAYLOR CAPITAL MANAGEMENT, INC.

December 31, 2009

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

Schedule IV

The Company is exempt from the audit filing requirements of Rule 17a-5(e)(4)

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: dave@davebanerjee.com • *Web: www.DaveBanerjee.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Taylor Capital Management, Inc.
Woodstock, Georgia

In planning and performing our audit of the financial statements of Taylor Capital Management, Inc. for the year ended December 31, 2009, We considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures including tests of such practices and procedures followed by Taylor Capital Management, Inc. including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, We did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Taylor Capital Management, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United State). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA. An Accountancy Corporation
Woodland Hills, California
February 24, 2010